MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019

SSR Mining Inc.	MD&A Q2 2019 | 1

CONTENTS

1	Second Quarter 2019 Highlights
2	Outlook
3	Business Overview
4	Results of Operations
5	Summarized Financial Results
6	Financial Instruments and Related Risks
7	Risks and Uncertainties
8	Non-GAAP Financial Measures
9	Critical Accounting Policies and Estimates
10	Internal Control over Financial Reporting and Disclosure Controls and Procedures
11	Cautionary Notes Regarding Forward-Looking Statements and Mineral Reserves and Mineral Resources Estimates

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL POSITION AND RESULTS OF OPERATIONS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019

This Management's Discussion and Analysis ("MD&A") is intended to supplement the unaudited condensed consolidated interim financial statements of SSR Mining Inc., ("we", "us", "our" or "SSR Mining") for the three and six months ended June 30, 2019, and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting.

All figures are expressed in U.S. dollars except where otherwise indicated. References to CAD refer to Canadian dollars, and ARS to Argentine pesos. This MD&A has been prepared as of August 8, 2019, and should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2019.

Additional information, including our Annual Information Form and Annual Report on Form 40-F for the year ended December 31, 2018, is available on SEDAR at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission ("SEC") website at www.sec.gov.

This MD&A contains "forward-looking statements" that are subject to risk factors set out in a cautionary note contained in Section 11 herein. We use certain non-GAAP financial measures in this MD&A; for a description of each of these measures, please see the discussion under "Non-GAAP Financial Measures" in Section 8 of this MD&A.

1.SECOND QUARTER 2019 HIGHLIGHTS

▪	On track for higher annual gold equivalent production: Achieved quarterly consolidated production of 98,334 gold equivalent ounces at cash costs of $775 per payable ounce of gold sold.(1)

▪
Improved financial performance: Reported positive income from mine operations at all three operations totaling $29.8 million, net income of $12.4 million and adjusted attributable net income of $17.8 million or $0.15 per share.(1)

▪	Solid production at the Seabee Gold Operation: Produced 26,539 ounces of gold at cash costs of $526 per payable ounce of gold sold.(1)

▪
Strong operating performance at the Marigold mine: Produced 54,922 ounces of gold at cash costs of $835 per payable ounce of gold sold, while placing 28% more ore on leach pads than the first quarter at lower unit mining costs and at higher gold grade.(1)

▪
Increased sales at lower costs at Puna Operations: Produced 1.5 million ounces of silver at lower cash costs of $9.80 per payable ounce of silver sold and achieved silver sales of 2.7 million ounces.(1)

▪	Maintained strong balance sheet and liquidity: Reported cash balance of $452 million and $75 million of undrawn credit facility.

▪
Acquired 8,900 hectares contiguous to the Marigold mine: Attractive land package on trend with several zones of gold mineralization, net of a net smelter returns ("NSR") royalty. Consideration totaled $22 million in cash and assumption of long term environmental and reclamation obligations.

▪	Published inaugural Sustainability Report: Report outlines our approach to sustainability and underscores our commitment to transparency with our stakeholders.

▪	Increased production guidance: We expect to produce 400,000 gold equivalent ounces in 2019 due to strong production results at all three mines.

SUBSEQUENT TO SECOND QUARTER 2019

▪
Announced agreement to acquire remaining 25% interest in Puna Operations for aggregate consideration of $34 million: Provides near-term, low-risk silver production growth and simplifies management structure.

▪
Exercised equity participation right in SilverCrest Metals financing: Maintained our exposure to the high grade, developable Las Chispas project through the purchase of additional common shares for total consideration of up to $3.5 million.

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▪	Exploration success at Red Dot deposit: We expect to extend the current Marigold life of mine plan into the early 2030's without the need for expansion capital with Red Dot phases 1, 2 and 3.

(1)
We report the non-GAAP financial measures of cash costs per payable ounce of gold and silver sold and adjusted attributable net income to manage and evaluate operating performance at the Marigold mine, the Seabee Gold Operation and Puna Operations. See “Non-GAAP Financial Measures” in Section 8.

2.	OUTLOOK

This section of the MD&A provides management's production, cost, capital, exploration and development expenditure estimates for 2019. These are “forward-looking statements” and subject to the cautionary note regarding the risks associated with forward-looking statements contained in Section 11. Cash costs per payable ounce of gold and silver sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP Financial Measures" in Section 8.
2019 Revised Guidance

Due to strong asset operating performance in the first half of 2019 combined with continued positive momentum at our operations, we are revising certain guidance metrics as follows:

Revised Operating Guidance		Marigold mine	Seabee Gold Operation	Puna Operations (4)
Gold Production	oz	205,000 - 220,000	100,000 - 110,000	—
Silver Production	Moz	—	—	6.5 - 7.5
Lead Production	Mlb	—	—	20.0 - 22.0
Zinc Production	Mlb	—	—	7.0 - 9.0
Cash Cost per Payable Ounce Sold (1)	$/oz	780 - 800	475 - 505	9.75 - 11.25
Sustaining Capital Expenditures (2)	$M	35	25	15
Capitalized Stripping / Capitalized Development	$M	15	12	24
Exploration Expenditures (3)	$M	9	6	1

(1)
We report the non-GAAP financial measure of cash costs per payable ounce of gold and silver sold to manage and evaluate operating performance at the Marigold mine, the Seabee Gold Operation and Puna Operations. See “Non-GAAP Financial Measures” in Section 8.

(2)	Sustaining capital expenditures for Puna Operations exclude initial capital expenditures related to the development of the Chinchillas project.

(3)	Includes capitalized and expensed exploration expenditures.

(4)	Figures shown on a 100% basis. We own 75% of Puna Operations.

Marigold mine production guidance is increased to between 205,000 and 220,000 ounce of gold reflecting the higher ounces stacked on the leach pads earlier in 2019 due to pit optimization. Our cash cost guidance range is narrowed and raised to between $780 and $800 per payable ounce of gold sold. Sequencing of waste mining to optimize pit values has reduced capitalized stripping costs, increasing the amount remaining in cost of inventory. Guidance for capitalized stripping has been commensurately reduced from $20 million to $15 million. In addition, higher gold prices will impact reported cash costs at Marigold which include an approximate aggregate 10% NSR royalty and, therefore, every $100 increase in gold price increases cash costs by approximately $10 per payable ounce of gold sold.

Similarly, Seabee Gold Operation guidance range is improved with the production range increased to between 100,000 and 110,000 ounces due to higher mined grades. As a result of such higher mined grades, cash cost guidance is reduced to between $475 and $505 per payable ounce of gold sold, further demonstrating its position as a high margin operation.

With the start-up of commercial operations at the Chinchillas mine on December 1, 2018, actual operating performance is reflected in revised Puna Operations guidance. Zinc recovery from the Chinchillas ore has been lower than projected, reflecting both our focus on increasing silver recovery above pre-feasibility study estimates, and lower than expected performance of the zinc circuit to date.

Due to these factors, silver production guidance has been increased to between 6.5 and 7.5 million ounces with zinc production decreased to between 7 and 9 million pounds. Lead production has been adjusted marginally to between 20 and 22 million pounds. The resulting lower base metal by-product credits combined with actual unit cost performance result in cash cost guidance increasing to between $9.75 and $11.25 per payable ounce of silver sold. The mine remains

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on an aggressive stripping schedule for the balance of 2019 with capitalized stripping increasing by $4 million to $24 million.

We now expect to produce in 2019, on a consolidated basis, 400,000 gold equivalent ounces at gold equivalent cash costs of between $710 and $760 per payable ounce sold.

Gold equivalent figures for our 2019 operating guidance are based on a gold-to-silver ratio of 85:1. Cash costs and capital expenditures guidance is based on an oil price of $65 per barrel and exchange rate of 1.25 Canadian dollars to one U.S. dollar.

3.	BUSINESS OVERVIEW

Strategy

We are a Canadian-based resource company focused on the operation, acquisition, exploration and development of precious metal resource properties located in the Americas. We have three producing mines and a portfolio of precious metal dominant projects located throughout the Americas. Our focus is on safe, profitable gold and silver production from our Marigold mine in Nevada, U.S., our Seabee Gold Operation in Saskatchewan, Canada, and our 75%-owned Puna Operations in Jujuy, Argentina.

Corporate summary

SSR Mining has an experienced management team of mine-builders and operators with proven capabilities. We have a strong balance sheet with $452.2 million in cash and cash equivalents as at June 30, 2019. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

On March 19, 2019, we issued $230.0 million aggregate principal amount of 2.50% unsecured convertible senior notes (the “2019 Notes”) for net proceeds of $222.9 million after payment of commissions and expenses related to the offering. For a full description of the 2019 Notes, see the “Capital Resources” discussion in Section 5.

Of the proceeds from the 2019 Notes, $152.3 million was used to repurchase, in separate privately negotiated transactions, $150 million of our outstanding $265 million 2.875% senior convertible notes (the "2013 Notes").

On June 27, 2019, we acquired approximately 8,900 hectares contiguous to the Marigold mine, comprised of a 100% interest in the Trenton Canyon and Buffalo Valley properties (the "Properties") from Newmont Goldcorp Corporation ("Newmont Goldcorp") and Fairmile Gold Mining, Inc., net of a 0.5% NSR royalty on the Properties. The aggregate purchase price included $22 million in cash and the assumption of related long-term environmental and reclamation obligations with a carrying value of approximately $13 million at June 30, 2019. The acquisition of the Properties increases Marigold's land position by 84%, provides an opportunity to increase gold mineral resources and adds multiple zones of mineralization as potential exploration targets.

On July 22, 2019, we entered into a definitive agreement (the "Agreement") whereby we will acquire the remaining 25% interest in Puna Operations Inc. from Golden Arrow Resources Corporation ("Golden Arrow") for aggregate consideration totaling approximately $34 million (the "Transaction"). The Transaction allows us to consolidate ownership in Puna Operations and streamline our reporting structure, allowing for cost savings and operational flexibility. The Transaction also provides us with near-term low-risk silver production growth, with our 2019 annual silver production expected to increase to 7.0 million ounces, based on mid-point of our revised guidance. Under the terms of the Agreement, aggregate consideration will consist of the following:

▪	$2.3 million in cash payable upon closing of the Transaction;

▪	Cancellation of the outstanding principal and accrued interest on the $10 million non-revolving term loan to Golden Arrow;

▪
Approximately $20 million in common shares of SSR Mining determined by the 20-day volume weighted average price of our common shares on the Toronto Stock Exchange ending on the last trading day prior to the closing date of the Transaction;

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▪	Payment of Golden Arrow's portion of any cash calls made by Puna Operations under the shareholders' agreement until the closing of the Transaction; and

▪	Transfer to Golden Arrow for cancellation of the 4,285,714 common shares of Golden Arrow held by us, which have an approximate value of $0.8 million.

Completion of the Transaction is subject to approval by the Golden Arrow shareholders, regulatory approvals and other customary closing conditions. The Transaction includes customary provisions, including non-solicitation of alternative transactions and a break-up fee. The Transaction is expected to close in the fourth quarter of 2019.

On July 23, 2019, we elected to exercise our equity participation right pursuant to our agreement with SilverCrest Metals Inc. ("SilverCrest") dated November 28, 2018 to purchase between 718,000 and 780,000 common shares of SilverCrest (the total number of common shares purchased will depend on whether the over-allotment option under the Offering is exercised) on the same terms as the bought deal offering announced by SilverCrest on July 23, 2019 (the "Offering"), subject to closing of the Offering. The additional shares will be acquired at a price of C$5.85 per common share for total consideration of between $3.2 million and $3.5 million. Upon closing, we will own approximately 9.9% of the issued and outstanding common shares of SilverCrest on a non-diluted basis.

Market overview

Metal prices

In the second quarter, the average gold price of $1,310 per ounce increased from the average gold price of $1,304 per ounce in the first quarter of 2019. The average silver price over the same periods was $14.89 per ounce and $15.57 per ounce, respectively. Gold and silver prices escalated late in the quarter and closed the quarter at $1,411 per ounce and $15.22 per ounce, respectively. Our realized gold sales price for the second quarter of 2019 was $1,314 per ounce, 1% higher than for the first quarter of 2019.

The gold price began the second quarter in a downward trend, with an average price of $1,285 per ounce through April and May. With renewed geopolitical tensions between the U.S. and Mexico providing the initial catalyst at the end of May, and further momentum driven by U.S. dollar weakness as a result of a more dovish interest rate outlook by the U.S. Federal Reserve, the gold price rose approximately $115 per ounce to end the quarter at $1,411 per ounce, a multi-year high. Both gold and, particularly, silver prices have continued to rise subsequent to quarter-end due to escalation of tension in the Middle East adding to the above referenced factors.

Currency and commodity markets

During the second quarter, the Canadian dollar averaged approximately 1.34 CAD per 1 U.S. dollar, as compared with 1.33 CAD per 1 U.S. dollar in the first quarter of 2019, and closed at 1.31 CAD per 1 U.S. dollar on June 28, 2019. The Canadian dollar traded in a range-bound fashion between 1.33 CAD and 1.35 CAD per U.S. dollar for most of the second quarter, strengthening to 1.31 CAD per U.S. dollar at the end of June concurrent with rising oil prices and a divergence in Canadian Central Bank monetary policy expectations relative to the U.S. Federal Reserve. Our exposure to the Canadian dollar is significant due to our Seabee Gold Operation and we have continued our risk management hedging program to protect a portion of our Canadian dollar operating costs through 2020.

After weakening significantly in the first quarter, the Argentine peso stabilized and traded between 43 ARS to 45 ARS to 1 U.S. dollar for most of the second quarter, at the lower end of the “no intervention” zone of approximately 40 ARS to 51 ARS set by the Central Bank of Argentina effective until the end of 2019. Movements in the Argentine peso continue to be impacted by a number of factors, including inflation statistics, economic data, and expectations regarding the presidential election scheduled in the fourth quarter of 2019. The Argentine peso strengthened marginally to close the quarter at approximately 42 ARS per U.S. dollar.

After a significant increase of $15 per barrel in the first quarter to $60 per barrel, West Texas Intermediate (“WTI”) oil price continued their upward momentum at the beginning of the second quarter, supported by the U.S. administration’s decision not to issue new waivers to Iranian oil buyers. After peaking at approximately $66 per barrel on April 23, 2019, the oil price progressively declined to approximately $52 per barrel by June 12, 2019, impacted by unwinding of speculative long positions and growing inventory levels. The WTI oil price rallied into quarter-end following attacks on tankers in the Middle East, closing the quarter at $59 per barrel.

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Consolidated financial summary
(presented in thousands of USD, except for per share value)

Selected Financial Data (1)
	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
	$	$	$	$
Revenue	155,149	104,028	281,399	201,930
Income from mine operations	29,827	21,203	60,064	38,434
Gross margin (%)	19	20	21	19
Operating income	19,591	8,883	39,219	16,614
Net income	12,414	2,607	18,146	285
Basic attributable income per share	0.09	0.04	0.14	0.03
Adjusted attributable income before tax	18,426	13,051	38,988	19,787
Adjusted attributable net income	17,788	12,080	34,004	17,742
Adjusted basic attributable income per share	0.15	0.10	0.28	0.15
Cash generated by operating activities	33,367	17,132	33,064	28,139
Cash generated by (used in) investing activities	(44,955)	1,731	(78,717)	3,118
Cash generated by financing activities	791	4,248	78,232	6,164

Financial Position	June 30, 2019		December 31, 2018
Cash and cash equivalents		452,160		419,212
Marketable securities		37,712		29,542
Current assets		798,010		733,119
Current liabilities		198,325		83,254
Working capital		599,685		649,865
Total assets		1,650,222		1,521,138

(1)
We report non-GAAP financial measures including income from mine operations, operating income, adjusted attributable income before tax, adjusted attributable net income, adjusted basic attributable income per share, and working capital to manage and evaluate our operating performance. See "Non-GAAP Financial Measures" in Section 8.

Quarterly financial summary

Revenue in the second quarter of 2019 increased 49% relative to the comparative quarter of 2018 due to an increase in sales at Puna Operations, as we began to deliver silver/lead and zinc concentrates into annual contracts, as well as an increase in gold sales at the Marigold mine and Seabee Gold Operation due to an increase in gold production.

Income from mine operations in the second quarter of 2019 generated a gross margin of 19%, in line with the 20% gross margin generated in the second quarter of 2018. Relative to the prior quarter, income from mine operations generated by the Seabee Gold Operation and Puna Operations were higher, while the Marigold mine generated a lower gross margin due to higher cost of sales, offset partially by a slightly higher realized gold price.

In the second quarter of 2019, we generated net income of $12.4 million, an increase compared to net income of $2.6 million in the second quarter of 2018.

Cash generated from operating activities in the quarter increased to $33.4 million compared to $17.1 million generated in the second quarter of 2018. Both the Seabee Gold Operation and Puna Operations had higher sales at lower unit costs while the Marigold mine had higher gold sales at higher unit costs. Cash from operating activities was negatively impacted by a $11.4 million increase in non-cash working capital, compared to a $4.4 million increase in the second quarter of 2018, due primarily to an increase in trade receivables in the second quarter of 2019 related to concentrates sales from Puna Operations.

Investing activities used $45.0 million of cash in the second quarter of 2019. This included expenditures of $9.1 million on property, plant and equipment, $22.0 million to acquire the Properties, capitalized stripping costs of $7.3 million and $4.8 million on the Chinchillas project. This compared to $1.7 million generated from investing activities in the second

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quarter of 2018. In the second quarter of 2018, we received $35.4 million from the sales of common shares of Pretium Resources Inc. ("Pretium"), which was partially offset by investing $11.4 million in property, plant and equipment, and $16.1 million on the Chinchillas project.

Cash generated from financing activities was $0.8 million in the second quarter of 2019, compared to cash generated of $4.2 million in the second quarter of 2018.

Year-to-date financial summary

Revenue in the first half of 2019 increased by 39% compared to the first half of 2018 due to a 63% increase in payable ounces of silver sold at Puna Operations, offset partially by lower realized silver price, as well as an increase in payable ounces of gold sold at the Marigold mine and Seabee Gold Operation by 30% and 29%, respectively, partially offset by lower realized gold price.

Income from mine operations in the first half of 2019 generated a gross margin of 21%, compared to a 19% gross margin in the first half of 2018, primarily due to lower cost of sales at the Seabee Gold Operation and Puna Operations, partially offset by higher cost of sales at the Marigold mine. Net income in the first half of 2019 was $18.1 million, compared to net income of $0.3 million in the first half of 2018.

Cash generated by operating activities in the first half of 2019 increased to $33.1 million compared to $28.1 million in the first half of 2018. Both the Seabee Gold Operation and Puna Operations had higher sales at lower unit costs while the Marigold mine had higher gold sales at higher unit costs. Investing activities used $78.7 million in the first half of 2019 compared to generating $3.1 million in the first half of 2018. In the first half of 2019, we invested $22.3 million in property, plant and equipment, $22.0 million to acquire the Properties, $15.8 million in capitalized stripping costs and $11.0 million in the Chinchillas project. We also received $5.7 million from our joint venture partner for its share of development costs related to the Chinchillas project in the first half of 2019. In the first half of 2018, we received $63.4 million from the sales of common shares of Pretium, which was partially offset by investing $20.2 million in property, plant and equipment, and $27.8 million on the Chinchillas project.

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4.	RESULTS OF OPERATIONS

Consolidated results of operations

The following table presents consolidated operating information for our Marigold mine, our Seabee Gold Operation and our Puna Operations, which is comprised of the Pirquitas and Chinchillas properties and in which we own a 75% interest. Additional operating information is provided in the sections relating to the individual operations.

	Three months ended
Operating data	June 30 2019	March 31 2019	December 31 2018	September 30 2018	June 30 2018
Consolidated production and sales:
Gold produced (oz)	81,461	84,334	74,779	86,290	73,018
Silver produced ('000 oz)	1,486	2,392	1,189	666	954
Silver produced (attributable) ('000 oz) (1)	1,115	1,794	892	500	716
Lead produced ('000 lb) (2)	3,879	6,789	2,735	372	—
Zinc produced ('000 lb) (3)	1,539	1,640	4,014	3,241	1,520

Gold sold (oz)	83,978	83,516	72,261	88,787	67,156
Silver sold ('000 oz)	2,679	927	932	623	1,142
Silver sold (attributable) ('000 oz) (1)	2,009	695	699	467	857
Lead sold ('000 lb) (2)	7,652	2,977	1,059	—	—
Zinc sold ('000 lb) (3)	5,757	3,218	1,983	382	—

Cash costs ($/oz) - payable gold from Marigold mine (4)	835	812	760	711	700
Cash costs ($/oz) - payable gold from Seabee Gold Operation (4)	526	467	502	447	616
Cash costs ($/oz) - payable silver from Puna Operations (4)	9.80	9.94	15.02	17.41	14.73

Gold equivalent production (oz) (5)	98,334	112,513	88,718	94,808	85,082
Gold equivalent production (attributable) (oz) (1,5)	94,121	105,468	85,236	92,685	82,072

Realized gold price ($/oz) (4)	1,314	1,303	1,230	1,208	1,304
Realized silver price ($/oz) (4)	14.92	15.35	14.42	15.45	16.49

Consolidated costs:
Cash costs per equivalent gold ounce sold ($/oz) (4,5)	775	712	757	682	758
AISC per equivalent gold ounce sold ($/oz) (4,5)	1,097	1,128	1,168	978	1,121

Financial data ($000s)
Revenue	155,149	126,250	103,712	115,033	104,028
Income from mine operations	29,827	30,237	16,536	21,875	21,203

(1)	Figures are on a 75% basis for attributable production and sales at Puna Operations.

(2)	Data for lead production and sales relate only to lead in lead concentrate.

(3)	Data for zinc production and sales relate only to zinc in zinc concentrate.

(4)
We report the non-GAAP financial measures of realized metal prices, cash costs and all-in sustaining costs ("AISC") per payable ounce of precious metals sold to manage and evaluate operating performance at our mines. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our Consolidated Statements of Comprehensive Income (Loss), please refer to “Non-GAAP Financial Measures” in Section 8.

(5)
Gold equivalent ounces have been established using the realized metal prices per payable ounce of precious metals sold in the period and applied to the recovered silver metal content produced by the mines. Zinc and lead production are not included in gold equivalent ounces produced.

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Marigold mine, U.S.

	Three months ended
Operating data	June 30 2019	March 31 2019	December 31 2018	September 30 2018	June 30 2018
Total material mined (kt)	19,254	17,295	17,039	21,284	15,958
Waste removed (kt)	12,185	11,767	11,361	14,411	8,083
Total ore stacked (kt)	7,070	5,528	5,679	6,873	7,875
Strip ratio	1.7	2.1	2.0	2.1	1.0
Mining cost ($/t mined)	1.65	1.73	1.86	1.51	1.92
Gold stacked grade (g/t)	0.38	0.34	0.34	0.32	0.42
Processing cost ($/t processed)	1.01	1.20	1.27	1.12	0.86
Gold recovery (%)	75.0	73.0	72.9	72.3	74.4
General and admin costs ($/t processed)	0.47	0.54	0.51	0.50	0.41

Gold produced (oz)	54,922	53,151	54,306	58,459	49,436
Gold sold (oz)	59,702	55,517	50,550	59,612	46,644

Realized gold price ($/oz) (1)	1,309	1,303	1,227	1,207	1,304

Cash costs ($/oz) (1)	835	812	760	711	700
AISC ($/oz) (1)	1,008	984	995	965	981

Financial data ($000s)
Revenue	78,039	72,263	61,861	71,848	60,752
Income from mine operations	13,939	12,981	9,977	13,254	14,670
Capital expenditures (2)	6,924	3,167	8,328	25,461	14,481
Capitalized stripping	871	2,293	1,208	2,529	850
Exploration expenditures (3)	2,452	3,653	2,096	2,956	3,243

(1)
We report the non-GAAP financial measures of realized gold price, cash costs and AISC per payable ounce of gold sold to manage and evaluate operating performance at the Marigold mine. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our Consolidated Statements of Income (Loss), please refer to “Non-GAAP Financial Measures” in Section 8.

(2)	Includes expansion capital expenditure of $22 million in 2018.

(3)	Includes capitalized and expensed exploration expenditures.

Mine production

In the second quarter of 2019, the Marigold mine produced 54,922 ounces of gold, a 3% increase over the first quarter, mainly due to higher gold grade and ore mined, which was stacked on lower areas of the leach pads. Gold sales for the second quarter totaled 59,702 ounces, 8% higher than the previous quarter as we sold a portion of accumulated bullion inventory.

During the quarter, 19.3 million tonnes of material were mined, an 11% increase compared to the first quarter of 2019, due to improved hauling efficiency and shorter haul distances.

Approximately 7.1 million tonnes of ore were delivered to the heap leach pads at a grade of 0.38 g/t gold in the quarter. This compares to 5.5 million tonnes of ore delivered to the heap leach pads at a gold grade of 0.34 g/t in the first quarter of 2019. The strip ratio was 1.7:1 for the quarter, 19% lower than the prior quarter.

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Mine operating costs

Cash costs, AISC per payable ounce of gold sold and realized gold prices are non-GAAP financial measures. Please see the discussion under "Non-GAAP Financial Measures" in Section 8.

Cash costs, which include all costs of inventory, refining costs and royalties, of $835 per payable ounce of gold sold in the second quarter of 2019 were 3% higher than the previous quarter. This was primarily due to higher opening cash costs of leach pad inventory combined with less mining costs being capitalized as stripping in the second quarter compared to the first quarter. Total mining costs of $1.65 per tonne in the second quarter of 2019 were 5% lower than in the previous quarter primarily due to 11% more tonnes mined. Processing and general administrative unit costs were 16% and 13% lower, respectively, in the second quarter than in the first quarter due to higher tonnes stacked while total related costs remained stable.

AISC per payable ounce of gold sold increased in the second quarter of 2019 to $1,008 from $984 in the first quarter due to higher cash costs with higher sustaining capital expenditures, offset by lower capitalized stripping and lower exploration expenditures.

Mine sales

A total of 59,702 ounces of gold were sold at an average realized gold price of $1,309 per ounce during the second quarter of 2019, an increase of 7.5% from the 55,517 ounces of gold sold at an average realized gold price of $1,303 per ounce during the first quarter of 2019. Sales were higher than production during the quarter as finished goods inventory was sold.

Exploration

The main focus of our 2019 exploration program has been to increase Red Dot Mineral Reserves, through completion of geotechnical and QA/QC core drilling to provide sufficient data for detailed mine planning. Ancillary to this has been continued exploration drilling for additional mineral resources north and south of Red Dot, in the Mackay pit and at Valmy and East Basalt areas. During the second quarter, we completed a total of 66 reverse circulation drill holes for 25,167 meters on these targets.

In the first half of 2019, our Red Dot exploration program focused on geotechnical drilling and engineering with the goal of declaring additional Mineral Reserves at Red Dot. We completed preliminary pit designs and related economic evaluations referred to as the Marigold Equipment Replacement Study. These evaluations were completed with strict economic return and investment thresholds and were based on prevailing assumptions, which include a gold price of $1,250 per ounce. Red Dot is anticipated to extend the Marigold mine life into the early 2030’s, without requiring expansion of the mining fleet or the associated expansion capital.

Also, at Marigold, infill drill results for the Mackay pit and the North and South Red Dot areas are expected to add to existing Mineral Reserves and Mineral Resources at year-end 2019. Additional information regarding such drilling was published in our news release dated July 30, 2019.

Exploration and permitting activities are scheduled through the second half of 2019 at the Mackay pit, North and South Red Dot, Valmy, East Basalt, and the newly acquired Trenton Canyon areas, aimed at extending known gold mineralization and discovery. We expect to commence the first phase of our exploration program at the Trenton Canyon property, which lies immediately south of Marigold, in the third quarter of 2019.

SSR Mining Inc.	MD&A Q2 2019 | 11

Seabee Gold Operation, Canada

	Three months ended
Operating data	June 30 2019	March 31 2019	December 31 2018	September 30 2018	June 30 2018
Total ore milled (t)	88,424	90,756	86,447	88,273	84,010
Ore milled per day (t/day)	971	1,008	940	959	923
Gold mill feed grade (g/t)	9.83	8.59	10.20	9.52	7.95
Mining costs ($/t mined)	53	52	57	48	60
Processing costs ($/t milled)	35	28	26	26	27
Gold recovery (%)	98.4	97.2	97.6	97.1	97.3
General and admin costs ($/t milled)	50	53	63	47	62

Gold produced (oz)	26,539	31,183	20,473	27,831	23,582
Gold sold (oz)	24,276	27,999	21,711	29,175	20,512

Realized gold price ($/oz) (1)	1,329	1,302	1,236	1,210	1,306

Cash costs ($/oz) (1)	526	467	502	447	616
AISC ($/oz) (1)	871	973	743	596	854

Financial data ($000s)
Revenue	32,237	36,431	26,890	35,270	26,706
Income from mine operations	11,762	13,672	7,347	11,061	5,703
Capital expenditures	3,358	8,772	625	968	1,035
Capitalized development	3,345	3,379	2,910	1,812	2,069
Exploration expenditures (2)	2,257	3,172	1,661	2,860	2,745

(1)
We report the non-GAAP financial measures of realized gold price, cash costs and AISC per payable ounce of gold sold to manage and evaluate operating performance at the Seabee Gold Operation. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of income (loss), please refer to “Non-GAAP Financial Measures” in Section 8.

(2)	Includes capitalized and expensed exploration expenditures.

Mine production

Seabee Gold Operation produced 26,539 ounces of gold in the second quarter, a 15% decrease from the first quarter mainly due to timing of gold pours at year-end 2018 that led to higher gold production in the first quarter of 2019. Gold sales totaled 24,276 ounces for the second quarter, a decrease of 13% from the first quarter.

The four new pieces of underground equipment, delivered over the ice road in the first quarter, were commissioned at the beginning of the second quarter and are operating at the Santoy mining complex. The mill achieved an average throughput of 971 tonnes per day over the second quarter, a 4% decline compared to the previous quarter largely due to planned modifications to the electrical distribution system as part of the tailings expansion project. Gold mill feed grade was 9.83 g/t, 14% higher compared to the first quarter and in line with plan. Gold recovery for the second quarter was 98.4%, a 1.2% increase over the first quarter. Mill throughput is expected to increase through the second half of the year relative to the second quarter.

SSR Mining Inc.	MD&A Q2 2019 | 12

Mine operating costs

Cash costs, AISC per payable ounce of gold sold and realized gold prices are non-GAAP financial measures. Please see the discussion under "Non-GAAP Financial Measures" in Section 8.

Cash costs per payable ounce of gold sold, which include all costs of inventory and refining costs, were $526 in the second quarter of 2019, higher than the $467 in the first quarter of 2019. Higher cash costs per payable ounce sold were primarily the result of incurring similar total operating costs while producing fewer ounces due to lower tonnes at higher grade. Total mining costs were $53 per tonne in the second quarter of 2019, in line with the previous quarter. Processing unit costs increased by 25% in the second quarter of 2019 compared to the first quarter of 2019, due to lower tonnes milled impacted by planned maintenance and expenses related to the seasonal operation of the water treatment facility. General and administrative costs per tonne decreased by 6% in the second quarter of 2019 compared to the first quarter of 2019, due to the annual incentives paid in the first quarter.

AISC per payable ounce of gold sold were $871 in the second quarter of 2019, 10% lower than the $973 in the first quarter of 2019. This decrease was primarily due to the seasonal nature of our sustaining capital expenditures as equipment and materials are purchased primarily in the first quarter of each year for delivery on the ice road.

Mine sales

A total of 24,276 ounces of gold were sold at an average realized gold price of $1,329 per ounce during the second quarter of 2019, compared to the 27,999 ounces of gold sold in the first quarter of 2019, at an average realized gold price of $1,302 per ounce of gold. Gold sales for the second quarter were 13% lower than the first quarter primarily due to lower production.

Exploration

In 2019, the Seabee Gold Operation plans 45,000 meters of underground drilling and 15,000 meters of surface drilling with the objective to increase and convert Mineral Resources into Mineral Reserves near the Santoy mine. During the second quarter of 2019, close to the Santoy mine area, we completed 20,379 meters of surface and underground drilling in 49 holes. Our surface and underground drill activities focused mostly on Santoy Gap hanging wall ("Gap HW") with a smaller number of holes completed on Santoy Gap and Santoy 8A zones. Additional information regarding such drilling was published in our news release dated July 30, 2019. We anticipate that Gap HW will make a positive contribution to Mineral Resources when estimated and reported at year-end 2019.

Greenfields exploration at the Seabee Gold Operation and Fisher property intersected new mineralized zones at the Batman Lake and Mac targets, respectively, where we are targeting new gold discoveries.

In addition, exploration activities outside the Santoy mine area began in June and are focused on mineral resource discovery at the Seabee Gold Operation and the Fisher project. This work comprises field programs of soil geochemistry, prospecting, trenching, and geologic mapping that are conducted from fly-in camps located at strategic points along the Santoy shear. Prospecting work has already located anomalous gold mineralization in bedrock 500 metres north of the Mac area drill intercept previously reported in the first quarter of 2019.

SSR Mining Inc.	MD&A Q2 2019 | 13

Puna Operations, Argentina (75% interest)
(amounts presented on 100% basis unless otherwise stated)

	Three months ended
Operating data	June 30 2019	March 31 2019	December 31 2018	September 30 2018	June 30 2018
Total material mined (kt) (1)	3,304	2,618	897	—	—
Waste removed (kt) (1)	3,114	2,469	696	—	—
Strip ratio (1)	16.3	16.5	3.5	—	—
Mining costs ($/t mined) (1)	2.33	2.74	2.61	—	—
Ore milled (kt)	313	345	342	308	396
Silver mill feed grade (g/t)	160	235	133	96	110
Lead mill feed grade (%) (1)	0.71	1.07	0.92	—	—
Zinc mill feed grade (%)	0.46	0.46	1.14	1.25	0.71
Processing costs ($/t milled)	32.57	29.62	22.18	20.87	17.26
Silver recovery (%)	92.4	91.7	81.5	69.9	68.1
Lead recovery (%) (1)	79.4	83.6	83.1	—	—
Zinc recovery (%)	48.1	47.3	49.5	38.1	31.5
General and admin costs ($/t milled)	8.27	8.02	8.16	7.98	7.07

Silver produced ('000 oz)	1,486	2,392	1,189	666	954
Silver sold ('000 oz)	2,679	927	932	623	1,142

Lead produced ('000 lb) (2)	3,879	6,789	2,735	372	—
Lead sold ('000 lb) (2)	7,652	2,977	1,059	—	—

Zinc produced ('000 lb) (3)	1,539	1,640	4,014	3,241	1,520
Zinc sold ('000 lb) (3)	5,757	3,218	1,983	382	—

Realized silver price ($/oz) (4)	14.92	15.35	14.42	15.45	16.49

Cash costs ($/oz) (4)	9.80	9.94	15.02	17.41	14.73
AISC ($/oz) (4)	14.28	19.76	20.45	22.39	17.66

Financial Data ($000s)
Revenue	44,873	17,556	14,961	7,915	16,570
Income (loss) from mine operations	4,126	3,584	(788)	(2,440)	830
Capital expenditures (5)	3,119	1,543	3,849	2,390	2,652
Capitalized stripping	7,302	6,191	—	—	—
Exploration expenditures (5)	65	1	21	6	429

(1)	Data for the fourth quarter of 2018 is for the period subsequent to December 1, 2018, the date upon which commercial production was declared at the Chinchillas mine.

(2)	Data for lead production and sales relate only to lead in lead concentrate.

(3)	Data for zinc production and sales relate only to zinc in zinc concentrate.

(4)
We report the non-GAAP financial measures of realized silver price, cash costs and AISC per payable ounce of silver sold to manage and evaluate operating performance at Puna Operations. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our Consolidated Statements of Income (Loss), please refer to “Non-GAAP Financial Measures” in Section 8.

(5)	Does not include exploration or development of the Chinchillas project.

Mine production

Puna Operations produced 1.5 million ounces of silver for the second quarter of 2019, 38% lower than the first quarter, mainly due to lower silver grades, consistent with plan, and processing less ore. Silver sales totaled 2.7 million ounces as we began to deliver silver/lead and zinc concentrates into annual contracts with the aim of aligning quarterly production

SSR Mining Inc.	MD&A Q2 2019 | 14

and sales. On an attributable basis, silver production and sales for the second quarter totaled 1.1 million ounces and 2.0 million ounces, respectively.

During the second quarter, ore was milled at an average rate of 3,436 tonnes per day, an 11% decrease compared to the previous quarter, mainly due to maintenance of control systems and continued de-bottlenecking of the new tailings pumping system that is expected to continue through the third quarter of 2019. Processed ore in the second quarter of 2019 contained an average silver grade of 160 g/t, a 32% decrease compared to the first quarter, consistent with the mine plan and average silver reserve grade. The strip ratio during the second quarter was 16:1 as mining of the next phase at the Chinchillas pit continues as planned.

Mine operating costs

Cash costs and AISC per payable ounce of silver sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP Financial Measures" in Section 8.
Cash costs, which include cost of inventory, treatment and refining costs, provincial royalties and export duties and by-product credits, were $9.80 per payable ounce of silver sold in the second quarter of 2019, a decline from the $9.94 per payable ounce of silver sold in the first quarter of 2019 principally due to lower mining costs and an increase in by-product revenue. This benefit was partly offset by an increase in processing and general and administrative unit costs by 10% and 3%, respectively, when compared to the previous quarter.
AISC per payable ounce of silver sold in the second quarter of 2019 was $14.28, 28% lower than $19.76 in the first quarter of 2019. The decrease in AISC was primarily due to an increase in silver ounces sold during the period.

Mine sales

Silver sales totaled 2.7 million ounces and attributable sales were 2.0 million ounces in the second quarter of 2019, each a 189% increase from the first quarter of 2019. Lead sales totaled 7.7 million pounds and attributable sales were 5.7 million pounds in the second quarter of 2019, each a 157% increase from the first quarter of 2019. Zinc sales totaled 5.8 million pounds and attributable sales were 4.3 million pounds in the second quarter of 2019, each a 79% increase from the first quarter of 2019.

Chinchillas project, Argentina

Construction advanced with the completion of the in-pit tailings pumping system that was commissioned in the first quarter of 2019. Optimization of the operating efficiency and reliability of the system is ongoing.

The power generation was permanently connected to the medium voltage line to the Chinchillas mine during the second quarter.

Infrastructure works at the Chinchillas site saw significant progress with the completion of the effluent treatment plant, external services, external illumination, dining room, change house, offices, warehouse and fuel plant. Work continues on the nitrate storage and diesel fueling station. At the Chinchillas truck shop, installation of the equipment doors, special installations and bridge crane is expected to be completed in the third quarter. The project remains on budget.

SSR Mining Inc.	MD&A Q2 2019 | 15

5.	SUMMARIZED FINANCIAL RESULTS

The following table sets out selected financial results for each of the eight most recently completed quarters, expressed in thousands of USD, except per share and per ounce amounts:

	2019		2018				2017
	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep
Revenue	155,149	126,250	103,712	115,033	104,028	97,902	107,881	106,005

Gold equivalent payable ounces sold	112,022	93,452	82,439	96,337	80,937	74,922	85,883	86,930

Realized gold price ($/oz) (1)	1,314	1,303	1,230	1,208	1,304	1,334	1,271	1,270
Realized silver price ($/oz) (1)	14.92	15.35	14.42	15.45	16.49	16.79	16.96	16.77

Income from mine operations	29,827	30,237	16,536	21,875	21,203	17,231	21,190	22,522
Income (loss) before income tax	13,103	8,897	(7,559)	6,632	9,823	(806)	13,936	2,175
Net income (loss)	12,414	5,732	(2,544)	2,228	2,607	(2,322)	16,850	1,821

Attributable income (loss) to equity holders of SSR Mining	10,631	6,464	(3,486)	6,374	5,117	(1,626)	15,883	1,067

Basic attributable earnings (loss) per share	0.09	0.05	(0.03)	0.05	0.04	(0.01)	0.14	0.01
Diluted earnings (loss) per share	0.09	0.05	(0.03)	0.05	0.04	(0.01)	0.14	0.01

Cash and cash equivalents	452,160	461,351	419,212	474,511	493,642	472,901	459,864	424,025
Total assets	1,650,222	1,607,142	1,521,138	1,503,717	1,504,987	1,490,123	1,537,454	1,499,220
Working capital (1)	599,685	616,758	649,865	649,448	671,967	685,731	728,131	684,077
Non-current financial liabilities	169,347	167,643	247,551	243,858	240,234	236,685	233,180	229,810

(1)
We report the non-GAAP financial measures realized metal prices per payable ounce of precious metals sold and working capital to manage and evaluate operating performance at our mines. For a better understanding of these measures, please refer to “Non-GAAP Financial Measures” in section 8.

The volatility in revenue over the past eight quarters has resulted from variable precious metals prices, which are not under our control, and sales volumes. There are no significant seasonal fluctuations in the results for the presented periods. Realized gold prices have ranged between $1,208 and $1,334 per payable ounce of gold and realized silver prices have ranged between $14.42 and $16.96 per payable ounce of silver sold. Sales volumes have been impacted by generally increasing production at the Seabee Gold Operation, normal production variations at the Marigold mine due to its nature as a run-of-mine heap leach operation, and increasing production at Puna Operations after commercial production was declared at Chinchillas on December 1, 2018.

Income from mine operations broadly follows the trend in revenue. Gross margins reduced following the Pirquitas pit closure at Puna Operations in early 2017 until the Chinchillas pit was brought into commercial production in December 2018. Certain periods have been impacted by non-cash adjustments. Notably, the fourth quarter of 2017 was positively impacted by a $6.3 million reversal of inventory provision as a result of the extended operational plant life at our Puna Operations due to the Chinchillas project.

Net income (loss) before and after income tax has fluctuated significantly over the past eight quarters, as it has been heavily influenced by operating performance, an impairment reversal at Puna Operations and other adjustments. Net income for the first quarter of 2019 was negatively impacted by a $5.4 million loss on redemption of a portion of our 2013 Convertible Notes. Net income for the fourth quarter of 2018 was negatively impacted by a $2.8 million expense related to the premium paid over the prevailing market price on the purchase of our SilverCrest shares. Net income for the second quarter of 2018 was negatively impacted by the recognition of a $5.8 million income tax expense related to the re-organization of our business units in Argentina.

SSR Mining Inc.	MD&A Q2 2019 | 16

Three months ended June 30, 2019, compared to the three months ended June 30, 2018

Net income attributable to our shareholders for the three months ended June 30, 2019 was $10.6 million ($0.09 per share), compared to net income of $5.1 million ($0.04 per share) in the same period of 2018. The following is a summary and discussion of the significant components of income and expenses recorded during the current quarter compared to the same period in the prior year.

Revenue

Realized gold and silver price is a non-GAAP financial measure. Please see the discussion under "Non-GAAP Financial Measures" in Section 8.

In the three months ended June 30, 2019, we recognized total revenues of $155.1 million, compared to $104.0 million in the comparative period of 2018. This increase was primarily due to higher sales from all three operations.

▪
At the Marigold mine, we recognized revenues of $78.0 million in the second quarter of 2019 from the sale of 59,666 payable ounces of gold at an average realized gold price of $1,309 per ounce. In the second quarter of 2018, revenues were $60.8 million from the sale of 46,618 payable ounces of gold at an average realized gold price of $1,304 per ounce.

▪
At the Seabee Gold Operation, we recognized revenues of $32.2 million in the second quarter of 2019 from the sale of 24,264 payable ounces of gold, at an average realized gold price of $1,329 per ounce. In the second quarter of 2018, revenues were $26.7 million from the sale of 20,500 payable ounces of gold at an average realized gold price of $1,306 per ounce.

▪
At Puna Operations, we recognized revenues of $44.9 million in the second quarter of 2019, higher than the $16.6 million in the same period in 2018. Sales volumes were higher in the second quarter of 2019 as concentrate deliveries commenced from annual contracts. We sold 2.5 million payable ounces of silver in the second quarter of 2019, higher than the 1.1 million payable ounces of silver sold in the comparative period. Offsetting higher sales, realized silver prices were lower in the second quarter of 2019, which averaged $14.92 per ounce excluding the impact of period-end price adjustments, compared to $16.49 per ounce in the same period in 2018. We also had a negative mark-to-market impact of $0.3 million in the second quarter of 2019 compared to a negative mark-to-market impact of $1.1 million in the same period in 2018. At June 30, 2019, sales contracts containing 3.4 million ounces of silver were subject to final price settlement over the next three months.

Cost of sales

Cost of sales for the second quarter of 2019 was $125.3 million, significantly higher than the $82.8 million in the second quarter of 2018.

▪
At the Marigold mine, cost of sales in the second quarter of 2019 was $64.1 million, generating income from mine operations of $13.9 million, equal to a gross margin of 17.9%. This compares to cost of sales of $46.1 million in the second quarter of 2018, generating income from mine operations of $14.7 million and a gross margin of 24.1%. The lower margin is due to higher unit cost of inventory which was partially offset by the marginally higher realized gold price in the current period.

▪
At the Seabee Gold Operation, cost of sales in the second quarter of 2019 was $20.5 million, generating income from operations of $11.8 million, equal to a gross margin of 36.5%. In the comparative period of 2018, cost of sales was $21.0 million, generating income from operations of $5.7 million, equal to a gross margin of 21.4%. The higher margin is mainly due to lower unit cost of inventory and higher realized price of gold in the current period.

▪
At Puna Operations, cost of sales in the second quarter of 2019 was $40.7 million, generating income from mine operations of $4.1 million, equal to a gross margin of 9.2%. This compares to cost of sales of $15.7 million in the second quarter of 2018, generating income from mine operations of $0.8 million and a gross margin of 5.0%. The higher margin in the current period is mainly due to lower cost of inventory and higher by-product credits, offset partially by lower realized silver price.

SSR Mining Inc.	MD&A Q2 2019 | 17

Other operating costs

General and administrative expenses in the three months ended June 30, 2019 were $6.2 million compared to $8.2 million in the three months ended June 30, 2018. The decrease was primarily due to a one-time payroll cost incurred during the second quarter of 2018, offset partially by higher share-based compensation expense in the current period. General and administrative share-based compensation expense for three months ended June 30, 2019 and 2018 was $1.9 million and $1.7 million, respectively.

Exploration, evaluation and reclamation costs of $4.0 million for the three months ended June 30, 2019 were comparable to the $4.1 million for the three months ended June 30, 2018.

Non-operating items

During the second quarter of 2019, we recorded interest expense and other finance costs of $7.2 million compared to $8.4 million recorded in the second quarter of 2018. For the second quarter of 2019, the interest expense was mainly attributable to our 2013 Notes and 2019 Notes, while in the second quarter of 2018, the interest expense was mainly attributable to our 2013 Notes.

We recorded a foreign exchange gain for the three months ended June 30, 2019, of $2.6 million compared to a foreign exchange gain of $7.0 million for the three months ended June 30, 2018. Our main foreign exchange exposures are related to the Argentine peso and Canadian dollar. During the three months ended June 30, 2019, foreign exchange was positively impacted by the gains on offsetting contractual agreements in which we hold part of our Canadian dollar cash and cash equivalents.

Taxation

For the three months ended June 30, 2019, we recorded an income tax expense of $0.7 million compared to an income tax expense of $7.2 million in the three months ended June 30, 2018. The total income tax expense in the 2019 quarter consists of a current tax expense of $3.8 million and a deferred tax recovery of $3.1 million. Income tax expense is a result of profitable operations at the Marigold mine and Seabee Gold Operation, as well as the metal concentrate and gold sales activities in Canada. Offsets to the income tax expense items includes the general and administrative expenses in Canada.

The income tax expense for the three months ended June 30, 2018 consists of a current tax expense of $5.3 million and a deferred tax expense of $1.9 million. The total income tax expense for the period was a result of the restructure of our Argentine business units, profitable operations at the Marigold mine and Seabee Gold Operation, as well as the metal concentrate and gold sales activities in Canada. Offsets to the income tax expense items include the general and administrative expenses in Canada.

Other comprehensive income

During the second quarter of 2019, we recognized a gain, net of tax, of $4.7 million on marketable securities, compared to a gain of $0.5 million in the second quarter of 2018. The change was primarily driven by valuation movements in our investments in marketable securities.

Six months ended June 30, 2019 compared to the six months ended June 30, 2018

Net income attributed to our shareholders for the six months ended June 30, 2019, was $17.1 million ($0.14 per share), compared to $3.5 million ($0.03 per share) in the same period of 2018. In the six months ended June 30, 2019, we recognized a $5.4 million loss on the redemption of a portion of our 2013 Convertible Notes. In the six months ended June 30, 2018, we recognized a $5.8 million tax expense relating to the Argentina re-organization.

SSR Mining Inc.	MD&A Q2 2019 | 18

Revenue

Realized gold and silver price is a non-GAAP financial measure. Please see the discussion under "Non-GAAP Financial Measures" in Section 8.

In the six months ended June 30, 2019, we recognized total revenues of $281.4 million, compared to $201.9 million recognized in the comparative period of 2018. The increase was due to higher gold sales from the Marigold mine and Seabee Gold Operation and higher silver sales from Puna Operations.

▪
At the Marigold mine, we recognized revenues of $150.3 million in the six months ended June 30, 2019 from the sale of 115,152 payable ounces of gold at an average realized gold price of $1,306 per ounce. In the six months ended June 30, 2018, revenues were $116.6 million from the sale of 88,673 payable ounces of gold at an average realized gold price of $1,317 per ounce.

▪
At the Seabee Gold Operation, we recognized revenues of $68.7 million in the six months ended June 30, 2019 from the sale of 52,249 payable ounces of gold at an average realized gold price of $1,314 per ounce. In the six months ended June 30, 2018, revenues were $53.5 million from the sale of 40,300 payable ounces of gold at an average realized gold price of $1,323 per ounce.

▪
At Puna Operations, we recognized revenues of $62.4 million in the six months ended June 30, 2019 from the sale of 3.3 million payable ounces of silver, at an average realized silver price of $15.03 per ounce. In the six months ended June 30, 2018, revenues were $31.8 million from the sale of 2.1 million payable ounces of silver, at an average realized silver price of $16.63 per ounce. Sales volumes were higher as we began to deliver concentrates into annual contracts. In addition, we also had a negative mark-to-market impact of $0.3 million for the first half of 2019, compared to a $1.1 million negative mark-to-market adjustment in the six months ended June 30, 2018. At June 30, 2019, sales contracts containing 3.4 million ounces of silver were subject to final price settlement over the next three months.

Cost of sales

Cost of sales for the six months ended June 30, 2019, was $221.3 million, compared to $163.5 million in the six months ended June 30, 2018. Cost of sales were higher in the current period due to higher volumes of gold sold from the Marigold mine, the Seabee Gold Operation and higher volumes of silver sold from Puna Operations.

▪
At the Marigold mine, cost of sales in the six months ended June 30, 2019 was $123.4 million, generating income from operations of $26.9 million, equal to a gross margin of 17.9%. This compared to cost of sales in the six months ended June 30, 2018, of $89.7 million, generating income from mine operations of $27.0 million, equal to a gross margin of 23.1%. The decrease in gross margin is mainly due to higher unit costs of inventory and lower average realized gold prices in the first half of 2019.

▪
At the Seabee Gold Operation, cost of sales in the six months ended June 30, 2019 was $43.2 million, generating income from operations of $25.4 million, equal to a gross margin of 37.0%. In the comparative period of 2018, cost of sales was $41.1 million, generating income from operations of $12.4 million, equal to a gross margin of 23.1%. The higher margin is mainly due to lower unit costs of inventory, offset partially by lower average realized gold prices in the first half of 2019.

▪
At Puna Operations, cost of sales in the six months ended June 30, 2019 was $54.7 million, generating income from operations of $7.7 million, equal to a gross margin of 12.4%. This compared to cost of sales in the six months ended June 30, 2018 of $32.7 million, generating a loss from operations of $0.9 million, equal to a negative gross margin of 2.9%. The higher margin in the first half of 2019 is mainly due to lower inventory unit costs and higher by-product credits on payable silver ounces sold, offset partially by lower realized silver price.

SSR Mining Inc.	MD&A Q2 2019 | 19

Other operating costs

General and administrative expenses in the six months ended June 30, 2019 were $13.1 million compared to $14.8 million in the six months ended June 30, 2018. The decrease was primarily due to a one-time payroll cost incurred in the first half of 2018 and lower share-based compensation expense in the current period. General and administrative share-based compensation expense for the six months ended June 30, 2019 and 2018 was $4.1 million and $4.6 million, respectively.

Exploration, evaluation and reclamation costs of $7.8 million for the six months ended June 30, 2019 were higher than the $7.0 million for the six months ended June 30, 2018. The majority of expenditures in the first half of each of 2019 and 2018 related to greenfield exploration work performed at the Seabee Gold Operation.

Non-operating items

During the six months ended June 30, 2019, we recorded interest expense and other finance costs of $15.8 million compared to $17.3 million recorded in the six months ended June 30, 2018. For the first half of 2019 the interest expense was mainly attributable to our 2019 Notes and 2013 Notes, while in the first half of 2018 the interest expense was mainly attributable to our 2013 Notes. As well, in the first quarter of 2019, we recorded a $5.4 million loss on redemption of a portion of the 2013 Notes.

We recorded a foreign exchange gain for the six months ended June 30, 2019, of $0.4 million compared to a $9.0 million foreign exchange gain recorded in the six months ended June 30, 2018. Foreign exchange was positively impacted by the gains on offsetting contractual agreements in which we hold part of our Canadian dollar cash and cash equivalents, offset partially by the weakening Argentine peso.

Taxation

For the six months ended June 30, 2019, we recorded an income tax expense of $3.9 million compared to $8.7 million in the six months ended June 30, 2018. The total income tax expense in the first half of 2019 consists of a current tax expense of $7.4 million and a deferred tax recovery of $3.5 million. Income tax expense is a result of profitable operations at the Marigold mine and Seabee Gold Operation, as well as the metal concentrate and gold sales activities in Canada. Offsets to the income tax expense items includes the general and administrative expenses in Canada, and $1.7 million of tax recovery from the redemption of a portion of the 2013 Notes.

The total income tax expense for the six months ended June 30, 2018 consists of a current tax expense of $6.1 million and a deferred tax expense of $2.6 million. Income tax expense was a result of the restructure of our Argentine business units, profitable operations at the Marigold mine and the Seabee Gold Operation, as well as the metal concentrate and gold sales activities in Canada and the reorganization of our business units in Argentina. Offsets to the income tax expense items include the general and administrative expenses in Canada.

Other comprehensive income

During the six months ended June 30, 2019, we recognized a gain, net of tax, of $7.3 million on marketable securities compared to a loss of $37.8 million in the comparative period of 2018, which was primarily driven by valuation movements in our investment in Pretium (which was fully sold in 2018).

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Financial Position and Liquidity

	As at June 30,	As at December 31,
	2019	2018
	$'000	$'000
Cash and cash equivalents	452,160	419,212
Working capital (1)	599,685	649,865
Total assets	1,650,222	1,521,138
Non-current financial liabilities	169,347	247,551

Three months ended June 30,		Six months ended June 30,
	2019	2019
	$'000	$'000
Cash generated by operating activities	33,367	33,064
Cash used in investing activities	(44,955)	(78,717)
Cash generated by financing activities	791	78,232

(1)
We report the additional GAAP financial measure of working capital to manage and evaluate operating performance at our mines. For a better understanding of this measure, please refer to “Non-GAAP Financial Measures” in Section 8.

Liquidity

At June 30, 2019, we had $452.2 million of cash and cash equivalents, an increase of $32.9 million from December 31, 2018. For the six months ended June 30, 2019, our cash generated from operating activities was $33.1 million, while $22.3 million was invested in plant and equipment, $22.0 million was used to acquire the Properties, $15.8 million was invested in capitalized stripping, $6.7 million was invested in underground development and $5.7 million was invested in capital exploration. We also invested $11.0 million in the development of the Chinchillas project and we received $1.2 million from the sale of marketable securities.

At June 30, 2019, our working capital position decreased to $599.7 million, a decrease of $50.2 million from $649.9 million at December 31, 2018, mainly due to an increase in the current portion of debt. We manage our liquidity position with the objectives of ensuring sufficient funds available to meet planned operating requirements and providing support to fund strategic growth initiatives. Our cash balance at June 30, 2019, along with projected operating cash flows, are expected to be sufficient to fund planned activities over the next twelve months from the date of this MD&A. We continue to focus on capital allocation and our cost reduction strategy while also implementing various optimization activities at our operations to improve the cash generating capacity of each operation.

Of our current cash and cash equivalents balance, $447.5 million was held in Canada and the United States. At June 30, 2019, we had $3.3 million cash in Argentina, which was mostly held in U.S. dollars. All cash is invested in short-term investments or high interest savings accounts under our investment policy with maturities of 90 days or less providing us with sufficient liquidity to meet our foreseeable corporate needs.

Capital Resources
Our objectives when managing capital are to:

▪	safeguard our ability to continue as a going concern in order to develop and operate our current projects and pursue strategic growth initiatives; and

▪	maintain a flexible capital structure which lowers our cost of capital.
In assessing our capital structure, we include in our assessment the components of shareholders’ equity and our 2013 Notes and 2019 Notes. In order to facilitate the management of capital requirements, we prepare annual expenditure budgets and continuously monitor and review actual and forecasted cash flows. The annual and updated budgets are monitored and approved by our Board of Directors.

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To maintain or adjust the capital structure, we may, from time to time, issue new shares or debt, repay debt or dispose of non-core assets. We expect our current capital resources will be sufficient to carry out our exploration plans and support operations through the current operating period.

In the first quarter of 2019, we issued the 2019 Notes for net proceeds of $222.9 million after payment of commissions and expenses related to the offering. The 2019 Notes mature on April 1, 2039 and bear an interest rate of 2.5% per annum, payable semi-annually in arrears on April 1 and October 1 of each year. The 2019 Notes are convertible into our common shares at a fixed conversion rate, subject to certain anti-dilution adjustments. The 2019 Notes are convertible into our common shares at an initial conversion rate of 54.1082 common shares per $1,000 principal amount of 2019 Notes converted, equivalent to an initial conversion price of $18.48 per common share.

Prior to April 1, 2023, we may not redeem the 2019 Notes, except in the event of certain changes in Canadian tax laws. On or after April 1, 2023 and prior to April 1, 2026, we may redeem all or part of the 2019 Notes for cash, but only if the last reported sales price of our common shares for 20 or more trading days in a period of 30 consecutive trading days exceeds 130% of the conversion price in effect on each such trading day. On or after April 1, 2026, we may redeem the 2019 Notes in full or in part, for cash. Holders of the 2019 Notes have the right to require us to repurchase all or part of their 2019 Notes on April 1 of each of 2026, 2029 and 2034, or upon certain fundamental corporate changes. The repurchase price will be equal to 100% of the 2019 Notes, plus accrued and unpaid interest to the repurchase date.

Our $75 million senior secured revolving credit facility has a term to June 8, 2020, with a $25.0 million accordion. As of June 30, 2019, we were in compliance with externally-imposed financial covenants in relation to our credit facility. Our 2013 Notes and 2019 Notes do not contain any financial covenants.

As at June 30, 2019, we had 121,372,432 common shares and 2,288,646 stock options outstanding which are exercisable into common shares at exercise prices ranging between C$5.62 and C$24.41 per share.

Outstanding share data

Our authorized capital consists of an unlimited number of common shares without par value. As at August 8, 2019, the following common shares and options were outstanding:

	Number of shares	Exercise price	Remaining life
		C$	(years)
Capital stock	121,441,910
Stock options	2,219,168	5.83 - 24.41	0.36 - 6.65
Other share-based compensation awards	907,151		0.65 - 9.4
Fully diluted	124,568,229

6. FINANCIAL INSTRUMENTS AND RELATED RISKS

We are exposed to a variety of financial risks as a result of our operations, including market risk (which includes price risk, currency risk and interest rate risk), credit risk and liquidity risk. Our overall risk management strategy seeks to reduce potential adverse effects on our financial performance. Risk management is carried out under policies approved by our Board of Directors.

We may, from time to time, use foreign exchange contracts, commodity price contracts, equity hedges and interest rate swaps to manage our exposure to fluctuations in foreign currency, metal and energy prices, marketable security values and interest rates, respectively. We do not have a practice of trading derivatives. Our use of derivatives is limited to specific programs to manage fluctuations in foreign exchange, diesel prices and marketable securities risks, which are subject to the oversight of our Board of Directors.

The risks associated with our financial instruments, and the policies on how we mitigate those risks are set out below. This is not intended to be a comprehensive discussion of all risks.

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a)Market Risk

This is the risk that the fair values of financial instruments will fluctuate owing to changes in market prices. The significant market risks to which we are exposed are price risk, currency risk and interest rate risk.

(i)   Price Risk

This is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in market prices. Income from mine operations in the next year depends on the metal prices for gold, silver, and to a lesser extent lead and zinc, and also prices of input commodities such as diesel. These prices are affected by numerous factors that are outside of our control, such as:

▪global or regional consumption patterns;
▪the supply of, and demand for, these metals;
▪speculative activities;
▪the availability and costs of metal substitutes;
▪inflation; and
▪political and economic conditions, including interest rates and currency values.

The principal financial instruments that we hold which are impacted by commodity prices are our concentrates trade receivables. The majority of our sales agreements are subject to pricing terms that settle within one to three months after delivery of concentrate, and this adjustment period represents our trade receivable exposure to variations in commodity prices.

We have not hedged the price of any precious metals as part of our overall corporate strategy.

We hedge a portion of our diesel consumption with the objective of securing future costs. We executed swap and option contracts under a risk management policy approved by our Board of Directors. In addition, due to the ice road supply at the Seabee Gold Operation, we purchase annual consumable supplies in advance at prices which are generally fixed at time of purchase, not during period of use.

There has been no significant change in our objectives and policies for managing this risk and no significant change in our exposure to this risk during the six months ended June 30, 2019.

(ii) Currency Risk

Currency risk is the risk that the fair values or future cash flows of our financial instruments and other assets and liabilities will fluctuate because of changes in foreign currency rates. Our financial instruments are exposed to currency risk where those instruments are denominated in currencies that are not the same as the functional currency of the entity that holds them; exchange rate gains and losses in these situations impact earnings.

We monitor and manage this risk with the objective of ensuring our group-wide exposure to negative fluctuations in currencies against the U.S. dollar is managed. There has been no significant change in our objectives and policies for managing this risk and no significant change in our exposure to this risk during the six months ended June 30, 2019.

(iii)  Interest Rate Risk
Interest rate risk is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in market interest rates. Interest rate risk arises from the interest rate impact on our cash and cash equivalents because these are the only financial instruments we hold that are impacted by interest based on variable market interest rates. The 2013 Notes and 2019 Notes have fixed interest rates and are not exposed to fluctuations in interest rates. A change in interest rates would impact the fair value of the 2013 Notes and 2019 Notes, but because we record the 2013 Notes and 2019 Notes at amortized cost, there would be no impact on our financial results. We monitor our exposure to interest rates closely and have not entered into any derivative contracts to manage our risk.

There has been no significant change in our objectives and policies for managing this risk and no significant change in our exposure to this risk during the six months ended June 30, 2019.

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b)Credit Risk

Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial contract. Our credit risk is limited to the following instruments:

(i) Credit risk related to financial institutions and cash deposits

Under our investment policy, investments are made only in highly-rated financial institutions and corporate and government securities. We diversify our holdings and consider the risk of loss associated with investments to be low.

(ii) Credit risk related to trade receivables

We are exposed to credit risk through our trade receivables on concentrates sales, which are principally with internationally-recognized counterparties. Payments of receivables are scheduled, routine and received within a contractually agreed time frame. We manage this risk by requiring provisional payments of at least 75% of the value of the concentrate shipped and through utilizing multiple counterparties.

(iii) Credit risk related to other financial assets

Our credit risk with respect to other financial assets includes deferred consideration following the sales of various mineral properties. We have security related to these payments in the event of default.

We also have credit risk through our VAT receivables and Puna credit balances that are collectible in Argentine pesos from the government of Argentina. The balance is expected to be recoverable in full, however, due to legislative rules and the complex collection process, a significant portion of the asset is classified as non-current until government approval of the recovery claim is approved.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our obligations under our financial instruments as they fall due. We manage our liquidity risk through a rigorous planning and budgeting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support our current operations, expansion and development plans, and by managing our capital structure. Our objective is to ensure that there are sufficient committed financial resources to meet our business requirements for a minimum of twelve months.

A detailed discussion of our liquidity position as at June 30, 2019 is included in Section 5.

7.	RISKS AND UNCERTAINTIES

The mining industry involves many risks which are inherent to the nature of the business, global economic trends and economic, environmental and social conditions in the geographical areas of operation. As a result, we are subject to a number of risks and uncertainties, each of which could have an adverse effect on our operating results, business prospects or financial position. We continuously assess and evaluate these risks and minimize them by implementing high operating standards and processes to identify, assess, report and monitor risks across our organization.

For a comprehensive list of other risks and uncertainties affecting our business, please refer to the section entitled "Risk Factors" in our most recent Annual Information Form, which is available at www.sedar.com, and our most recent Annual Report on Form 40-F, which is available on the EDGAR section of the SEC website at www.sec.gov.

There has been no significant change in our risks and uncertainties.

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8.	NON-GAAP FINANCIAL MEASURES

The non-GAAP financial measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our consolidated financial statements.

Non-GAAP financial measures - Cash costs and AISC per payable ounce of precious metals sold

We use the non-GAAP financial measures of cash costs and AISC per payable ounce of precious metals sold to manage and evaluate operating performance. We believe that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate our performance and ability to generate cash flows. Cash costs per ounce metrics, net of by-product credits, are also used in our internal decision making processes. Accordingly, the data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

In line with the guidance published by the World Gold Council, AISC reflect the full cost of operating our consolidated business as they include the cost of replacing ounces through exploration, cost of sustaining capital and general and administrative expenses. Expansionary capital is not included in this measure.

The following table provides a reconciliation of our condensed consolidated interim statements of income (loss) to cash costs and AISC per payable ounce of precious metals sold for the three month periods indicated below:

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	Q2	Q1	Q4	Q3	Q2
	2019	2019	2018	2018	2018
	$000s	$000s	$000s	$000s	$000s
Marigold mine
Cost of sales (A)	64,100	59,282	51,884	58,594	46,082
Add: Treatment and refining costs	56	73	78	58	122
Less: By-product revenue	(13)	(14)	(11)	(13)	(24)
Less: Depreciation, depletion and amortization	(14,333)	(14,290)	(13,571)	(16,266)	(13,539)
Cash costs	49,810	45,051	38,380	42,373	32,641
Sustaining capital expenditure	6,924	3,167	8,328	9,343	8,626
Exploration and evaluation costs (sustaining)	2,288	3,653	2,096	2,956	3,243
Reclamation cost	268	429	253	309	376
Capitalized stripping costs	871	2,293	1,208	2,529	850
AISC	60,161	54,593	50,265	57,510	45,736

Seabee Gold Operation
Cost of sales (B)	20,475	22,759	19,544	24,208	21,003
Add: Treatment and refining costs	52	33	46	40	41
Less: By-product revenue	(7)	(8)	(10)	(12)	(8)
Less: Depreciation, depletion and amortization	(7,761)	(9,712)	(8,678)	(11,216)	(8,411)
Cash costs	12,759	13,072	10,902	13,020	12,625
Sustaining capital expenditure	3,358	8,772	624	968	1,035
Exploration and evaluation costs (sustaining)	1,644	1,979	1,646	1,557	1,749
Reclamation cost	34	34	34	33	34
Capitalized development	3,345	3,379	2,910	1,812	2,069
AISC	21,140	27,236	16,116	17,390	17,512

Puna Operations (1)
Cost of sales (C)	40,747	13,972	15,749	10,355	15,740
Add: Treatment and refining costs	3,887	1,709	807	820	1,228
Less: By-product revenue	(12,306)	(6,116)	(2,719)	(360)	—
Less: Depreciation, depletion and amortization	(8,078)	(1,146)	(752)	(478)	(870)
Cash costs	24,250	8,419	13,085	10,337	16,098
Sustaining capital expenditure	3,119	1,543	3,849	2,390	2,652
Exploration and evaluation costs (sustaining)	65	1	—	—	—
Reclamation cost	605	590	888	567	553
Capitalized stripping costs	7,302	6,191	—	—	—
AISC	35,341	16,744	17,822	13,294	19,303

Cost of sales, per Consolidated Statement of Income (A+B+C)	125,322	96,013	87,177	93,157	82,825

AISC (total for all mines)	116,642	98,573	84,203	88,194	82,551
General and administrative costs	6,214	6,871	12,108	5,985	8,179
Consolidated AISC	122,856	105,444	96,311	94,179	90,730

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	Q2	Q1	Q4	Q3	Q2
	2019	2019	2018	2018	2018
	$000s	$000s	$000s	$000s	$000s
Marigold mine
Payable ounces of gold sold (oz)	59,666	55,486	50,524	59,583	46,618
Cash costs per payable gold ounce sold ($/oz)	835	812	760	711	700
AISC per payable gold ounce sold ($/oz)	1,008	984	995	965	981

Seabee Gold Operation
Payable ounces of gold sold (oz)	24,264	27,985	21,700	29,160	20,500
Cash costs per payable gold ounce sold ($/oz)	526	467	502	447	616
AISC per payable gold ounce sold ($/oz)	871	973	743	596	854

Puna Operations (1)
Payable ounces of silver sold (oz)	2,474,058	847,286	871,303	593,739	1,092,778
Cash costs per payable silver ounce sold ($/oz)	9.80	9.94	15.02	17.41	14.73
AISC per payable silver ounce sold ($/oz)	14.28	19.76	20.45	22.39	17.66

Realized gold price ($/oz)	1,314	1,303	1,230	1,208	1,304
Realized silver price ($/oz)	14.92	15.35	14.42	15.45	16.49

Precious metals equivalency
Equivalent payable gold ounces sold (2)	112,022	93,452	82,439	96,337	80,937
Cash costs per equivalent payable gold ounce sold ($/oz)	775	712	757	682	758
Consolidated AISC per equivalent payable gold ounce sold ($/oz)	1,097	1,128	1,168	978	1,121

(1) The data presented for Puna Operations is reported on a 100% basis.
(2) Gold equivalent ounces have been established using realized gold and silver prices in the period and applied to the recovered metal content of the gold and silver sold by the Marigold mine, the Seabee Gold Operation and Puna Operations. We have not included zinc and lead as they are considered by-products.

Non-GAAP financial measures - realized metal prices

Average realized price per ounce of silver sold in each reporting period excludes the period-end price adjustments and final settlements on concentrate shipments. The price adjustments do not apply to gold bullion sales.

Non-GAAP financial measures - working capital

Working capital is a non-GAAP measure calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies.

Non-GAAP financial measures - gross margin from mine operations

Gross margin from mine operations is a non-GAAP measure calculated as the difference between revenue and cost of sales, divided by revenue, expressed as a percentage.

Non-GAAP financial measures - adjusted attributable net income
We have included the non-GAAP financial performance measures of adjusted attributable income before tax, adjusted attributable income tax recovery (expense), adjusted attributable net income and adjusted basic attributable income per share. Adjusted net income excludes gains/losses and other costs incurred for acquisitions and disposals of mineral properties and exploration and evaluation assets, impairment charges and reversals, unrealized and realized gains/losses on financial instruments, significant non-cash foreign exchange impacts as well as other significant non-cash,

SSR Mining Inc.	MD&A Q2 2019 | 27

non-recurring items. We exclude these items from net income to provide a measure which allows investors to evaluate the operating results of our underlying core operations and our ability to generate liquidity through operating cash flow to fund working capital requirements, future capital expenditures and service outstanding debt. We believe that, in addition to conventional measures prepared in accordance with GAAP, certain investors may use this information to evaluate our performance. Accordingly, the data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The following table provides a reconciliation of adjusted net income to our consolidated financial statements:

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
	$000s	$000s	$000s	$000s
Income before income tax	13,103	9,823	22,000	9,017
Non-controlling interest	(1,783)	2,510	(1,051)	3,206
Income before tax attributable to our equity holders	11,320	12,333	20,949	12,223

Adjusted for:
Non-cash finance expense, net of non-cash finance income	3,496	5,115	8,494	10,220
Impairment charges	573	—	573	—
Non-cash foreign exchange loss (gain)	1,762	(6,822)	2,059	(9,365)
Loss on convertible notes	—	—	5,423	—
Other items	1,275	2,425	1,490	6,709
Adjusted income before tax attributable to our equity holders	18,426	13,051	38,988	19,787

Income tax expense per Consolidated Interim Statement of Income	(689)	(7,216)	(3,854)	(8,732)
Adjusted for:
Change in prior period estimates	51	506	259	1,035
Change in tax rate	—	(39)	—	(126)
Argentina reorganization	—	5,778	—	5,778
Tax impact on the redemption of a portion of 2013 convertible notes	—	—	(1,687)	—
Other items	—	—	298	—
Adjusted income tax expense	(638)	(971)	(4,984)	(2,045)

Adjusted net income attributable to our equity holders	17,788	12,080	34,004	17,742

Weighted average shares outstanding (000's)	121,247	120,075	121,136	119,979

Adjusted basic income per share attributable to our equity holders ($)	0.15	0.10	0.28	0.15

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9.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Basis of preparation and accounting policies

Our condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the IASB applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The comparative information has also been prepared on this basis. Our condensed consolidated interim financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2018.

The accounting policies applied in the preparation of our condensed consolidated interim financial statements are consistent with those applied and disclosed in our audited consolidated financial statements for the year ended December 31, 2018, except for the adoption of IFRS 16 "Leases" ("IFRS 16").

We have adopted all of the requirements of IFRS 16 as of January 1, 2019. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for leases.

On adoption of IFRS 16, we have recorded right-of-use assets of $4.3 million within property, plant and equipment. We have recorded lease liabilities of $4.3 million as at January 1, 2019. The weighted average incremental borrowing rate for lease liabilities initially recognized as of January 1, 2019 was 7.5%.

Critical Accounting Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact our consolidated financial statements. Areas of judgment and key sources of estimation uncertainty that have the most significant effect are disclosed in Note 2(u) of our consolidated financial statements for the year ended December 31, 2018.

10.	INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no changes in our internal control over financial reporting or disclosure controls and procedures during the three and six months ended June 30, 2019, that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

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11.	CAUTIONARY NOTES REGARDING FORWARD-LOOKING STATEMENTS AND MINERAL RESERVES AND MINERAL RESOURCES ESTIMATES

This MD&A contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements.

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” “believes,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this MD&A relate to, among other things: future production of gold, silver and other metals; future costs of inventory, and cash costs and AISC per payable ounce of gold, silver and other metals sold; expected achievement of our annual production and cash costs guidance; expected exploration and development expenditures; the prices of gold, silver and other metals; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our projects; the sufficiency of our current working capital, capital resources, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for gold, silver and other metals produced by us; expected metallurgical results and recovery rates; our ability to discover and increase Mineral Resources, replace and increase Mineral Reserves, convert Mineral Resources to Mineral Reserves and convert Inferred Mineral Resources to Indicated Mineral Resources at the Marigold mine and the Seabee Gold Operation, including (a) converting Mineral Resources and adding Mineral Reserves at Red Dot at year-end 2019 and increasing Mineral Resources and Mineral Reserves at the Marigold mine at year-end 2019 and (b) increasing Mineral Resources at Santoy Gap HW at the Seabee Gold Operation at year-end 2019; expected timing for our exploration program at the Trenton Canyon property in the third quarter of 2019; our expected drill programs at the Marigold mine and the Seabee Gold Operation; estimated mine life, including anticipated extension of the mine life of the Marigold mine into the early 2030’s, without requiring expansion of mining fleet or the associated expansion capital; timing of production at the Marigold mine, the Seabee Gold Operation and Puna Operations; expected increases in mill throughput at the Seabee Gold Operation in the second half of 2019; timing and results of our exploration and development programs; expected cost and timing of completion of construction milestones at Puna Operations, including the expectation that the Chinchillas project will remain on budget; ongoing or future development plans and capital replacement, improvement or remediation programs; expected timing of closing the acquisition of the remaining 25% of Puna Operations from Golden Arrow; the estimates of expected or anticipated economic returns from our mining projects, including future sales of metals, concentrates or other products produced by us; and our plans and expectations for our properties and operations.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Marigold mine, the Seabee Gold Operation, Puna Operations and our projects; our ability to replace Mineral Reserves; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations; the possibility of future losses; general economic conditions; counterparty and market risks related to the sale of our concentrates and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and cost overruns; our ability to obtain adequate financing for further exploration and development programs and opportunities; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with our permits; our ability to attract and retain qualified personnel and management; the impact of governmental regulations, including health, safety and environmental regulations, including increased costs and restrictions on operations due to compliance with such regulations; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; reclamation and closure requirements for our mineral properties; potential labour unrest, including labour actions by our unionized employees at Puna Operations; indigenous peoples' title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions; certain transportation risks that could have a negative impact on our ability to operate; assessments by taxation authorities in multiple jurisdictions; recoverability of value added tax and Puna credits balance and significant delays in the collection process in Argentina; claims and legal proceedings, including adverse rulings in litigation against us and/or our directors or officers; compliance with anti-corruption laws and internal controls, and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; fully realizing our interest in deferred consideration received in connection with recent divestitures; fully realizing the value of our shareholdings in

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our marketable securities, due to changes in price, liquidity or disposal cost of such marketable securities; uncertainties related to title to our mineral properties and the ability to obtain surface rights; the sufficiency of our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; competition in the mining industry for mineral properties; our ability to complete and successfully integrate an announced acquisition; reputation loss resulting in decreased investor confidence; increased challenges in developing and maintaining community relations and an impediment to our overall ability to advance our projects; risks normally associated with the conduct of joint ventures; an event of default under our 2013 Notes or our 2019 Notes may significantly reduce our liquidity and adversely affect our business; failure to meet covenants under our senior secured revolving credit facility; information systems security threats; conflicts of interest that could arise from certain of our directors' and officers' involvement with other natural resource companies; other risks related to our common shares; and those other various risks and uncertainties identified under the heading "Risk Factors" in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the SEC.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the metals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms, our ability to continue operating the Marigold mine, the Seabee Gold Operation and Puna Operations, dilution and mining recovery assumptions, assumptions regarding stockpiles, the success of mining, processing, exploration and development activities, the accuracy of geological, mining and metallurgical estimates, no significant unanticipated operational or technical difficulties, maintaining good relations with the communities surrounding the Marigold mine, the Seabee Gold Operation and Puna Operations, no significant events or changes relating to regulatory, environmental, health and safety matters, certain tax matters and no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices, foreign exchange rates and inflation rates). You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Qualified Persons

The scientific and technical information contained in this MD&A relating to the Marigold mine has been reviewed and approved by Greg Gibson, P.E., and James N. Carver, each of whom is a SME Registered Member and a qualified person under National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). Mr. Gibson is our  General Manager and Mr. Carver is our Chief Geologist at the Marigold mine. The scientific and technical information contained in this MD&A relating to the Seabee Gold Operation has been reviewed and approved by Cameron Chapman, P.Eng., and Jeffrey Kulas, P.Geo., each of whom is a qualified person under NI 43-101. Mr. Chapman is our General Manager and Mr. Kulas is our Manager Geology, Mining Operations at the Seabee Gold Operation. The scientific and technical information contained in this MD&A relating to Puna Operations has been reviewed and approved by Robert Gill, P.Eng., and F. Carl Edmunds, P.Geo., each of whom is a qualified person under NI 43-101. Mr. Gill is our General Manager at Puna Operations and Mr. Edmunds is our Vice President Exploration.

Cautionary Note Regarding Mineral Reserves and Mineral Resources Estimates

This MD&A includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in SEC Industry Guide 7. Consequently, Mineral Reserves and Mineral

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Resources information included in this MD&A is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made.

In addition, the SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

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